SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 52)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Steven J. Golsen 518 N. Indiana Ave. Oklahoma City, Oklahoma 73106 (405) 235-2075	with copies to: Irwin H. Steinhorn, Esq. Conner & Winters, LLP 211 N. Robinson Ave., Suite 1700 Oklahoma City, Oklahoma 73102 (405) 272-5711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Jack E. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 4,000
	(8)	Shared Voting Power 15,876
	(9)	Sole Dispositive Power 4,000
	(10)	Shared Dispositive Power 15,876

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,876
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) .068% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

Page 2 of 18 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Barry H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,744
	(8)	Shared Voting Power 517,551
	(9)	Sole Dispositive Power 2,744
	(10)	Shared Dispositive Power 517,551

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 520,295
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 1.77%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

Page 3 of 18 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Steven J. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power
	(8)	Shared Voting Power 2,874,945
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 2,874,945

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,874,945
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 9.51%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Calculated based on 30,233,834 shares of Common Stock outstanding, which consists of (i) 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, (ii) 666,666 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 4 of 18 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 148,725
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 148,725

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,725
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 0.5% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 29,450,501 shares of Common Stock outstanding, which consists of (i) 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and (ii) 133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 5 of 18 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Quad Capital, LLC 82-1135208
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,413,287
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,413,287

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 8.02%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 30,100,501 shares of Common Stock outstanding, which consists of (i) 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person through its wholly owned subsidiary SBL, L.L.C. (400,000 shares of Common Stock) and indirect wholly owned subsidiary Golsen Petroleum Corporation (133,333 shares of Common Stock), and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person through SBL, L.L.C.

Page 6 of 18 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C. 73-1015226
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,413,287
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,413,287

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 8.02%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 30,100,501 shares of Common Stock outstanding, which consists of (i) 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, directly (400,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock held of record by SBL, L.L.C.) and indirectly through its wholly owned subsidiary Golsen Petroleum Corporation (133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock held of record by Golsen Petroleum Corporation), and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 7 of 18 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation 73-0798005
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 417,288
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 417,288
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 1.42%(1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 29,450,501 shares of Common Stock outstanding, which consists of (i) 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and (ii) 133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 8 of 18 Pages

Introduction

This statement constitutes Amendment No. 52 to the Schedule 13D dated October 7, 1985 (as amended through Amendment No. 51, the “Schedule 13D”), relating to the common stock, par value $.10 per share (“Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116. Capitalized terms used but not otherwise defined in this Amendment No. 52 shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 52 is being filed jointly by Jack E. Golsen (“J. Golsen”), Barry H. Golsen (“B. Golsen”), Steven J. Golsen (“S. Golsen”), Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”), Quad Capital, LLC, an Oklahoma limited liability company (“Quad Capital”), SBL, L.L.C., an Oklahoma limited liability company (“SBL”), and Golsen Petroleum Corporation, an Oklahoma corporation (“GPC”)(each of J. Golsen, B. Golsen, S. Golsen, GFLLC, Quad Capital, SBL and GPC are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”), who may be deemed to beneficially own certain shares of the Common Stock of the Company. Except as specifically provided herein, this Amendment No. 52 does not modify any of the information previously reported in the Schedule 13D.

Pursuant to the transactions described in Item 2 hereof, this Amendment 52 is being filed to report the following:

(i)

The departure of J. Golsen and B. Golsen (together, the “Departing Group Members”) as members of the “Golsen Group,” the members of which previously reported as a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”). As previously constituted, the Golsen Group consisted of the Departing Group Members, GFLLC, SBL, and GPC, who jointly reported under this Schedule 13D pursuant to a Joint Filing Statement dated September 20, 2007, filed as Exhibit 99.1 to Amendment No. 34 of the Schedule 13D, as amended by (a) a Joint Filing Statement dated December 29, 2008 and filed as Exhibit 99.2 to Amendment No. 38 of the Schedule 13D, and (b) a Notification of Departure from Group and Partial Termination of Joint Filing Statements dated November 3, 2016, filed as Exhibit 99.2 to Amendment No. 50 of the Schedule 13D;

(ii)

The change in beneficial ownership of the Common Stock deemed to be beneficially owned by J. Golsen and B. Golsen as a result of the resignation of J. Golsen and B. Golsen as the managers, directors, and/or officers of Quad Capital, SBL, GPC, and GFLLC. As a result of such resignations and the departure of J. Golsen and B. Golsen from the Golsen Group, the beneficial ownership of such persons in the Company’s Common Stock is less than 5%, and, consequently, such persons will no longer be subject to the filing requirements of Section 13(d) of the Exchange Act, unless and until such persons’ respective beneficial ownership of Common Stock exceeds 5%; and

(iii)

The addition of S. Golsen to the Golsen Group as a result of his appointment as manager, director and/or officer of Quad Capital, SBL, GPC, and GFLLC, and the beneficial ownership of S. Golsen in the Company’s Common Stock; and

Page 9 of 18 Pages

(iv)	The addition of Quad Capital to the Golsen Group as a result of its indirect beneficial ownership in the Company’s Common Stock through its wholly owned direct and indirect subsidiaries SBL and GPC.

As a result of the resignations on January 4, 2021 of J. Golsen and B. Golsen as managers, directors, and/or officers of Quad Capital, SBL, GPC, and GFLLC, and their departure as members of the Golsen Group, the appointment on such date of S. Golsen as manager, director and/or officer of such entities and the addition of S. Golsen and Quad Capital as members of the Golsen Group, the Golsen Group may be deemed to beneficially own at such date an aggregate of 2,874,945 shares of Common Stock (including 916,666 shares of Common Stock issuable upon conversion of certain shares of preferred stock held by the Golsen Group), representing approximately 9.51% of the issued and outstanding shares of the Issuer’s Common Stock. The numbers shown on the preceding pages and in Item 5 below reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Exchange Act, as further described in Item 5 below.

Page 10 of 18 Pages

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended to remove each of the Departing Group Members as a filing person of this joint filing Schedule 13D and member of the “Golsen Group,” previously comprised of J. Golsen, B. Golsen, SBL, GPC, and GFLLC. On January 4, 2021 (the “Effective Date”), each of the Departing Group Members, together with each of the other Reporting Persons, executed a Joint Filing Statement and Notification of Departure from Group (the “Joint Filing Statement and Notification”), pursuant to which the Departing Group Members, although joining in this Amendment No. 52 for the purpose of filing jointly, represented that each such person, as of the Effective Date, was no longer acting together with each other or with any other person, including the other Reporting Persons, for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Additionally, pursuant to the Joint Filing Statement and Notification, S. Golsen and Quad Capital were added to the “Golsen Group.” As a result, as of the Effective Date, the “Golsen Group” consists of S. Golsen, Quad Capital, GFLLC, SBL, and GPC. The Joint Filing Statement and Notification is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Item 4.	Purpose of Transaction.

The information set forth in the Explanatory Note, Item 2, and Item 5 hereof is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a),(b)

The table below sets forth the following information relating to the shares of Common Stock beneficially owned by each Reporting Person of the reporting group as of the filing date of this Amendment No. 52:

(i) the number of shares the Reporting Person has sole power to vote or direct the voting and sole power to dispose or to direct the disposition; (ii) the number of shares the Reporting Person has shared power to vote or direct the voting and shared power to dispose or to direct the disposition; (iii) the number of shares owned beneficially by the Reporting Person; and (iv) the percentage of outstanding Common Stock owned beneficially by the Reporting Person.

Page 11 of 18 Pages

Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Amount		Percent(8)
Jack E. Golsen	4,000	(1)	15,876	(1)	19,876	(1)	.068	%(1)(8)(9)
Barry H. Golsen	2,744	(2)	517,551	(2)	520,295	(2)	1.77	%(2)(8)(9)
Steven J. Golsen	0		2,874,947	(3)	2,874,947	(3)	9.51	%(3)(8)(9)
Golsen Family, L.L.C.	0		148,725	(4)	148,725	(4)	0.5	%(4)(8)
Quad Capital, LLC	0		2,413,287	(5)	2,413,287	(5)	8.02	%(5)(6)(8)
SBL, L.L.C.	0		2,413,287	(6)	2,413,287	(6)	8.02	%(6)(8)
Golsen Petroleum Corporation	0		417,288	(7)	417,288	(7)	1.42	%(7)(8)

(1)	The amount shown with respect to J. Golsen is comprised of the following shares of Common Stock:

(a)	4,000 shares owned directly by J. Golsen;
(b)	15,876 shares owned by a trust over which J. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trust over the Common Stock held in the trust.

(2)	The amount shown with respect to B. Golsen is comprised of the following shares of Common Stock:

(a)	2,744 shares owned directly by B. Golsen;
(b)	289,723 shares owned directly by the Barry H. Golsen 2012 LSB Trust, for which B. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trust;
(c)	74,440 shares owned by an irrevocable trust for the benefit of B. Golsen, for which B. Golsen as sole trustee is deemed to hold shared voting and investment power with the trust; and
(f)

153,388 shares owned by six separate trusts for the benefit of certain children of B. Golsen, of which B. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trusts over the Common Stock held in the trusts.

The amount shown does not include 533 shares owned directly by Gay Golsen, B. Golsen’s wife, over which B. Golsen disclaims beneficial ownership.

Page 12 of 18 Pages

(3)	The amount shown with respect to S. Golsen is comprised of the following shares of Common Stock:

(a)	243,493 shares owned directly by the Steven Jay Golsen Revocable Trust, for which S. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trust;
(b)	69,440 shares owned directly by the Steven J. Golsen 2007 Irrevocable Trust, for which S. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trust;
(c)

15,392 shares owned directly by GFLLC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which S. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC. All of such shares are also included in the shares of Common Stock shown as beneficially owned by GFLLC in the table above and in footnote 4; and

(d)

(i) 1,345,999 shares of Common Stock owned directly by SBL, (ii) 250,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (iii) 400,000 shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (iv) 417,288 shares of Common Stock beneficially owned by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 7, below). S. Golsen serves as manager of SBL and, as a result, shares voting and investment power of the shares of Common Stock beneficially owned by SBL. All of such shares are also included in the shares of Common Stock shown as beneficially owned by Quad Capital and SBL in the table above and in footnote 6.

(4)

Includes 15,392 shares owned directly by GFLLC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which S. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC.

(5)	Quad Capital was formed in 2017 to act as a holding company of SBL and GPC, and owns no shares of the Company’s Common Stock except through SBL and GPC. See footnotes 6 and 7, below.

(6)

Includes (a) 1,345,999 shares of Common Stock owned directly by SBL, (b) 250,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (c) 400,000 shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (d) 417,288 shares of Common Stock beneficially owned by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 5, below). S. Golsen serves as manager of SBL and, as a result, shares voting and investment power of the shares of Common Stock beneficially owned by SBL. All of such shares are also included in the shares of Common Stock shown as beneficially owned by S. Golsen in the table above and in footnote 3(d).

(7)

Includes 283,955 shares of Common Stock owned directly by GPC and 133,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series B Preferred Stock owned by GPC. All of such shares are included in the shares of Common Stock shown in the table above as beneficially owned by S. Golsen, as described in footnote 3(d), and by SBL as the sole shareholder of GPC, as described in footnote 6.

Page 13 of 18 Pages

(8)

The percentage ownership of each Reporting Person is based on 29,317,168 shares of Common Stock outstanding as of October 30, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020. Shares of Common Stock not outstanding, but which may be acquired by a Reporting Person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The filing of the Schedule 13D by the Reporting Persons, as amended by this Amendment No. 52, is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any shares of Common Stock included in this Schedule 13D in which such Reporting Person does not have any ownership and economic interest.

(9)

On January 4, 2021, J. Golsen and B. Golsen resigned as managers, directors and/or officers of Quad Capital, SBL, GPC, and GFLLC, and S. Golsen was appointed as manager, director, and/or officer of each such entity. As a result of such actions, J. Golsen and B. Golsen no longer have voting or dispositive control of any of the Company’s Common Stock beneficially owned by such entities, while S. Golsen shares with each such entity voting and dispositive control of the Common Stock beneficially owned by such entities.

(c)

On December 31, 2020, J. Golsen and a trust controlled by him (“JEG Trust”) transferred 100% of the interest owned by JEG Trust in Quad Capital and GFLLC (the “JEG Interests”) to separate trusts established for the benefit of Mr. Golsen’s three children (collectively, the “Estate Planning Transfers”). Each trust (each, a “Transferee” and, collectively, the “Transferees”) received one-third of the interests transferred by the JEG Trust. The Estate Planning Transfers were made solely for estate planning purposes to take advantage of certain estate tax exclusion amounts available under Section 2010(c)(3)(C) of the Internal Revenue Code (the “JEG Exclusion Amount”), and were made in part as gifts for fair market value (“FMV”) up to the value of the JEG Exclusion Amount, with the remaining JEG Interests, if any, transferred for FMV to the Transferees. Determination of FMV, to be made by an independent valuation firm, will determine the allocation of the transfers as gift or other than gift transactions.

The Estate Planning Transfers were made outside the Company’s open trading window, as described in the Insider Trading Policy of the Corporation, as in effect since May 2, 2019 (the “Policy”), under a “Special Circumstances Exception” described in a letter to J. Golsen, individually and as trustee of the JEG Trust, dated December 31, 2020 (the “Exception Letter”), filed as Exhibit 99.2 to this Amendment No 52 and incorporated herein by reference. Pursuant to the Exception Letter, the Estate Planning Transfers were permitted under the “Special Circumstances Exception” of the Policy, subject to the following conditions:

Page 14 of 18 Pages

•	J. Golsen represented that the Estate Planning Transfers were being effected solely for estate planning purposes;

•

Each of the trust Transferees agreed that they would abide by the terms and conditions of the Policy and would not effect, directly or indirectly, any transfer in the Company’s securities or in any securities of any entity that directly or indirectly holds securities of the Company prior to the next “open window” under the Policy.

•

Any public disclosures, including any filings under applicable securities laws, made in connection with the Estate Planning Transfers, shall specify that the other conditions set forth above are applicable to the Estate Planning Transfers and the Transferees, with the Company having a reasonable opportunity to review and comment on any such public disclosures before they are made.

During the last 60 days, there have been no other transactions in the Common Stock by any of the Reporting Persons not reported herein.

(d)	See Item 6, “Pledge of Common Stock” for a description of certain shares of the Company’s Common Stock held by certain Reporting Persons that are subject to a pledge agreement.

(e)	Each of J. Golsen and B. Golsen ceased to be the beneficial owner of more than five percent of the Company’s Common Stock as of January 4, 2021.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Golsen Group. See Item 2 of this Amendment No. 52 and Exhibit 99.1 for information relating to the departure of the Departing Group Members from the Golsen Group, and the addition of S. Golsen and Quad Capital to the Golsen Group.

Board Representation and Standstill Agreement. Each of the Reporting Persons, with the exception of Quad Capital, and Linda Golsen Rapaport (collectively, the “Golsen Holders”) is a party to a Board Representation and Standstill Agreement, dated December 4, 2015, as amended October 26, 2017 and October 18, 2018 (as so amended, the “Board Representation and Standstill Agreement”), together with the Company, LSB Funding, Security Benefit Corporation and Todd Boehly. Under the Board Representation Agreement, the Golsen Holders, collectively, have the right to designate two directors (“Golsen Designated Directors”), and the Board of the Company shall nominate, and shall recommend the election of, and the vote by the stockholders for, the Golsen Holders Designated Directors. However, if the Golsen Holders, collectively, continue to beneficially own at least 2.5% (but not 5% or more) of the then outstanding Common Stock, the Golsen Holders will only be entitled to designate up to one director. These designation rights will terminate immediately on the first date on which the Golsen Holders, collectively, no longer beneficially own at least 2.5% of the then outstanding Common Stock. The foregoing description of the Board Representation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Representation Agreement, a copy of which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on

Page 15 of 18 Pages

December 8, 2015, and incorporated herein by reference, as amended by Amendment to the Board Representation and Standstill Agreement, dated October 26, 2017, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2017 and incorporated by reference herein, and as amended by Amendment to the Board Representation and Standstill Agreement, dated October 18, 2018, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2018 and incorporated by reference herein.

Letter Agreement. On December 4, 2015, the Golsen Holders and LSB Funding entered into a certain Letter Agreement. Under the terms of the Letter Agreement, subject to certain exceptions, the Golsen Holders agreed to not transfer any of the shares of Common Stock that the Golsen Holders beneficially owned as of November 6, 2015, which included shares of Common Stock that may be issued to certain of the Golsen Holders upon conversion of the Series B and Series D Preferred Stock then owned by such holders (the “Golsen Shares”), unless (a) LSB Funding beneficially owns fewer than 21,000 shares of Series E Preferred Stock; (b) LSB Funding delivers written notice to J. Golsen terminating the Letter Agreement; or (c) no Golsen Holder is serving on the Company’s board of directors. Notwithstanding this restriction, the Golsen Holders may transfer up to 25% of the Golsen Shares without restriction (the “Permitted Transfer Amount”) and, under certain conditions, may transfer up to the entire amount of the Golsen Shares to a Permitted Transferee, as defined in the Letter Agreement. Each Permitted Transferee must agree to be bound by the terms of the Letter Agreement. Transfers to a Permitted Transferee are not included in the Permitted Transfer Amount, but will be retroactively included in the Permitted Transfer Amount if a transferee of Golsen Shares ceases to be a Permitted Transferee. Additionally, the Permitted Transfer Amount will be proportionately increased if LSB Funding transfers certain shares of Common Stock issuable upon exercise of a warrant. Additionally, the restrictions contained in the Letter Agreement do not prohibit any of the Golsen Holders from pledging Golsen Shares owned by such holder to a financial institution providing financing to such holder.

Shares acquired by the Golsen Holders after November 6, 2015, other than by conversion of the Series B or Series D Preferred Stock owned by the Golsen Holders on or before November 6, 2015, will not be subject to the terms, limitations, or restrictions of the Letter Agreement. The foregoing description of the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 99.7 to Amendment No. 50 to the Schedule 13D of the Golsen Group and incorporated by reference herein.

Page 16 of 18 Pages

Pledge of Common Stock. An aggregate 775,000 shares of the Company’s Common Stock is subject to various security agreements between SBL and Bank of the West, in connection with SBL’s guarantee of certain revolving credit facilities provided to GFLLC and others. Copies of the security agreements are filed as exhibits to this Amendment No. 52, and incorporated herein by reference. See Item 7.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended as follows:

99.1	Joint Filing Statement and Notification of Departure from Group.

99.2	Letter from LSB Industries, Inc. to Jack Golsen, dated December 31, 2020.

99.3	Assignment of Investment Property/Securities dated March 5, 2012, executed by SBL, L.L.C. in favor of Bank of the West, is filed as Exhibit 99.8 to Amendment No. 45 and incorporated herein by reference.

99.4	Security Agreement dated April 14, 2016, executed by SBL, L.L.C. in favor of Bank of the West, is filed as Exhibit 99.5 to Amendment No. 51 and incorporated herein by reference.

99.5	Security Agreement dated May 10, 2017, executed by SBL, L.L.C. in favor of Bank of the West.

99.6	Board Representation and Standstill Agreement, dated December 4, 2015, by and among LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly, Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC and Golsen Petroleum Corp., is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2015, and is incorporated herein by reference.

99.7	Amendment to the Board Representation and Standstill Agreement, dated October 26, 2017, is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2017 and incorporated by reference herein.

99.8	Amendment to the Board Representation and Standstill Agreement, dated October 18, 2018, is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2018 and incorporated by reference herein.

99.9	Letter Agreement dated December 4, 2015, by and among Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC, Golsen Petroleum Corp. and LSB Funding LLC, is filed as Exhibit 99.7 to Amendment No. 50 and is incorporated herein by reference.

Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2021.

/s/ Jack E. Golsen
JACK E. GOLSEN

/s/ Barry H. Golsen
BARRY H. GOLSEN

/s/ Steven J. Golsen
STEVEN J. GOLSEN

GOLSEN FAMILY, L.L.C.

By:	/s/ Steven J. Golsen
Steven J. Golsen, Manager

QUAD CAPITAL, LLC

By:	/s/ Steven J. Golsen
Steven J. Golsen, Manager

SBL, L.L.C.

By:	/s/ Steven J. Golsen
Steven J. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By:	/s/ Steven J. Golsen
Steven J. Golsen, President

Page 18 of 18 Pages